SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. Spencer Standish, One Schuyler Meadows Rd., Loudonville, NY  12211  (518) 445-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N.A.

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012 348 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Spencer Standish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,599,707

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,599,707

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,599,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 8.02%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”).  The address of the principal executive office is 1373 Broadway, Albany, New York  12204.

Item 2.	Identity and Background
(a) – (b) The name of the person filing this statement is J. Spencer Standish, whose residence is One Schuyler Meadows Road, Loudonville, New York 12211.
(c) Mr. Standish is retired. Until 1998, he served as Chairman of the Board of the Company.
(d) Mr. Standish has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Mr. Standish has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Standish is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Of the 2,599,707 shares of Class A Common Stock beneficially owned by Mr. Standish, (i) 16,000 shares are issuable to him upon exercise of stock options at $15 per share and (ii) the balance are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”).  The shares of Class B Common Stock which are currently beneficially held by Mr. Standish have either been so held by Mr. Standish or members of his family since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.  Mr. Standish beneficially held such predecessor shares for several years prior to such exchange.  These holdings reflect the sale of 69,236 Class A shares by the J. S. Standish Company Charitable Remainder Unitrust on July 28, 2003.

Item 4.	Purpose of Transaction
During 2002, J. S. Standish Company and the Standish Delta Trust entered into a written plan covering a proposed sale of up to 2.7 million shares of the Company’s

Common Stock. The Plan was intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

Pursuant to the terms of the 10b5-1 Plan, entered into with Credit Suisse First Boston Corporation, up to 200,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock could be sold during the period from August 1, 2002 through December 31, 2003, subject to such price, volume, timing and other provisions as specified in the Plan.  Shares of Class B Common Stock sold under the Plan would automatically be converted to shares of Class A Common Stock at the time of the sale.

This plan was terminated in May, 2003 to permit the charitable donation by the J. S. Standish Company of 500,000 Class B shares described in Item 3 above.  The Class B shares automatically converted to Class A shares as a result of the transfer.  At the same time, the remaining 593,817 Class B shares not sold under the terminated 10b5-1 plan were converted into an equal number of Class A shares and transferred to the J. S. Standish Company Charitable Remainder Unitrust, as described in Item 3 above.  The J. S. Standish Company Charitable Remainder Unitrust, the Standish Delta Trust and Credit Suisse First Boston Corporation entered into a new 10b5-1 plan relating to the 593,817 Class A shares held by the J. S. Standish Company Charitable Remainder Unitrust, as well as the 200,000 shares of Class A Common stock still held by the Standish Delta Trust.  The new 10b5-1 plan had a termination date of May 5, 2004, and otherwise had the same terms and conditions as the previously announced 10b5-1 plan.

As of the date of this filing, all 2,700,00 shares of Class A Common Stock initially available for sale under the foregoing 10b5-1 plans have been sold or otherwise disposed of.

In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, so that Mr. Standish, as a result of his current ownership of Class B Common Stock, now holds voting control of the Company.

Item 5.	Interest in Securities of the Issuer

(a)  The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Standish is 2,599,707 shares (constituting 8.02% of outstanding shares of Class A Common Stock on August 13, 2003), of which (i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer has sole voting and investment power with respect to such shares), (v)

10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer has sole voting and investment power with respect to such shares), and (vii) 868,013 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company.  These holdings reflect the transaction described in Item 3 above.

The shares indicated herein as beneficially owned by Mr. Standish do not include (i) 3,408 shares of Class B Common Stock owned directly by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (ii) 35,878 shares of Class A Common Stock beneficially owned by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (iii) 494,307 shares of Class B Common Stock held by trusts for the benefit of Mr. Standish’s adult children, as to which shares Mr. Thomas R. Beecher, Jr., a director of the Company, exercises sole voting and investment power as trustee, and as to which shares Mr. Standish disclaims beneficial ownership and (iv) 151,318 shares of Class B Common Stock held by the Standish Delta Trust, a trust for the benefit of Mr. Standish’s descendants, as to which Mr. Standish has neither voting nor investment power and disclaims beneficial ownership.

(b) Mr. Standish has sole investment and voting power with respect to all shares of Class A Common Stock of the Company which he beneficially owns.
(c) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2003
Date
/s/ J. Spencer Standish
Signature
J. Spencer Standish
Name/Title